
March 17, 2010

<u>Via Facsimile (202) 530-9589 and US Mail</u>
Mr. Geoffrey Raynor
301 Commerce Street
Suite 3200
Forth Worth TX 76102

Re: Cedar Fair, L.P.
Schedule 13D filed by Q Funding III, LP, Prufrock Onshore, L.P.,
and J. Alfred Onshore, LLC, and Geoffrey Raynor
Filed February 12, 2010
Amendment No. 2 to Schedule 13D filed by Q Funding III, LP, et al.
Filed February 24, 2010
File No. 5-38510

Dear Mr. Raynor:

We have conducted a limited review of your filings and correspondence and have the following comments.

<u>General</u>

1. We note that you have requested confidential treatment for the entirety of each of the response letters dated February 26, 2010 and March 3, 2010. Your request is overly broad and does not comply with Rule 83 of the Freedom of Information Act.   Please promptly comply with Rule 83 if you still desire confidential treatment for portions of each letter. Namely, please:

* resubmit your paper response, limiting the portions for which you seek confidential treatment pursuant to Rule 83 to only those portions that are supportable by an exemption pursuant to the Freedom of Information Act; and,

* submit as correspondence via EDGAR an electronic version of the response letter that includes all the non-confidential information that is marked using brackets or other clear markings to indicate the location of any information you have omitted pursuant to the new Rule 83 request.

We may have additional comments.

2. We refer to Items 6 and 7 of Schedule 13D. Please file the swap agreement

referenced as an exhibit to Schedule 13D. In the alternative, please supplementally provide us with a copy of the agreement along with your well reasoned legal analysis regarding why the agreement should not be filed as an exhibit to the Schedule 13D. We may have further comment.

Please submit any response letters to the above comment via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions